UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                               Exide Technologies
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                   302051 20 6
                                 (CUSIP Number)


                                February 5, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Arklow Capital, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
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3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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               7    SOLE VOTING POWER

                    2,297,017*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,297,017*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,297,017*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA
--------------------------------------------------------------------------------

* Includes 677,584 shares of Common Stock that the reporting person has the right to acquire within sixty (60) days of February 5, 2007 upon the exercise of warrants.

Item 1.  Security and Issuer

         This statement relates to the common stock, par value of $0.01 per share (the "Common Stock"), of Exide Technologies (the "Company"). The principal executive offices of the Company are located at 13000 Deerfield Parkway, Building 200, Alpharetta, Georgia 30004.

Item 2.  Identity and Background

         This statement is filed by Arklow Capital, LLC (the "Reporting Person"), a limited liability company organized under the laws of the State of Delaware. The Reporting Person is a registered investment adviser under the Investment Adviser Act of 1940. The principal office of the Reporting Person is located at 237 Park Avenue, Suite 900, New York, N.Y. 10017.

          The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

         The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, could have subjected the Reporting Person to a judgment, decree or final order enjoining future violations of, or prohibited or mandated activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Person used funds from working capital for purposes of effecting investment transactions.

Item 4.  Purpose of Transaction

         The Reporting Person acquired the shares of Common Stock for investment purposes. The Reporting Person may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Company, it should be noted that the possible activities of the Reporting Person are subject to change at any time. The Reporting Person does not, at the present time, have any plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) The Reporting Person beneficially owns 2,297,017 shares of Common Stock, including 677,584 shares of Common Stock the Reporting Person has the right to acquire within 60 days of February 5, 2007 through the exercise of warrants to acquire Common Stock. The number of shares the Reporting Person beneficially owns represents approximately 3.7 percent of the outstanding shares of Common Stock, based upon 60,705,652 shares of Common Stock outstanding as disclosed in the Company's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2006.

         (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of these shares.

         (c) Information with respect to all transactions in the Common Stock which were effected during the past sixty days by the Reporting Person is set forth on Schedule I annexed hereto.

         (d) N/A

         (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on February 1, 2007.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         As provided under the standby purchase agreement (the "Standby Purchase Agreement") entered into by and among the Reporting Person, Tontine Capital Partners, L.P. ("TCP"), Legg Mason Investment Trust, Inc. ("Legg Mason" and, collectively with the Reporting Person and TCP, the "Holders") and the Company, dated as of June 28, 2006 and amended on August 1, 2006, the Holders have acquired shares of Common Stock following the consummation by the Company of a rights offering whereby the Company's stockholders received rights to purchase shares of Common Stock (the "Rights Offering"). To the extent that shares were not purchased by the Company's stockholders under the Rights Offering (the "Unsubscribed Shares"), the Holders purchased from the Company any and all Unsubscribed Shares, in percentages as determined under the Standby Purchase Agreement. TCP and Legg Mason also purchased additional shares of Common Stock from the Company for an aggregate price of $50 million at $3.50 per share.

         Pursuant to the Standby Purchase Agreement, and upon its closing, the Holders entered into a Registration Rights Agreement with the Company (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company was required to file a shelf registration statement and grant to the Holders certain demand and "piggy back" registration rights in connection with their Common Stock. The registration rights granted under the Registration Rights Agreement will terminate with respect to any Holder when such Holder ceases to own any Registrable Securities (as defined in the Registration Rights Agreement). The foregoing summary of the Standby Purchase Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibits 1 and 2, which are incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits

      1. Standby Purchase Agreement, dated June 28, 2006, by and among Tontine Capital Partners, L.P., Legg Mason Investment Trust, Inc., Arklow Capital, LLC and the Company, including as Annex B thereto, the Form of Registration Rights Agreement to be entered into by and among Tontine Capital Partners, L.P., Legg Mason Investment Trust, Inc., Arklow Capital, LLC and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 29, 2006).

      2. First Amendment to Standby Purchase Agreement, dated August 1, 2006, incorporated by reference to Exhibit 2.3 to Amendment No. 1 to the Form S-3 Registration Statement filed on August 2, 2006.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 5, 2007

                                         /s/ Brian O'Donoghue

                                         Brian O'Donoghue
                                         Managing Director, Arklow Capital, LLC

Schedule I

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by the Reporting Person in the past 60 days. All transactions were effectuated in the open market through a broker.


Trade Date          Transaction Type        No. of Shares              Price

12/7/06                 Buy                           900               4.25

12/8/06                 Buy                        21,200               4.25

12/11/06                Buy                         1,000               4.10

12/12/06                Buy                        15,500               4.01

12/13/06                Buy                         6,100               4.03

12/14/06                Buy                         2,700               4.10

12/15/06                Buy                         6,500               4.03

12/18/06                Buy                         2,800               4.08

01/08/07                Sell                       10,000               4.75

01/09/07                Sell                        3,600               4.75

01/11/07                Sell                       16,000               4.82

01/12/07                Sell                       90,000               5.19

01/16/07                Sell                       50,500               5.54

01/17/07                Sell                       29,600               5.43

01/19/07                Sell                       19,000               5.32

01/22/07                Sell                        1,900               5.29

01/23/07                Sell                        6,700               5.30

01/24/07                Sell                       11,200               5.30

01/25/07                Sell                       46,700               5.32

01/26/07                Sell                        1,000               5.30

01/29/07                Sell                       33,800               5.40

01/30/07                Sell                       50,000               6.06

01/31/07                Sell                       45,000               6.66

02/01/07                Sell                      260,300               7.29

02/02/07                Sell                      100,000               6.97